Guy Whittaker Group Finance Director

Michael Volley Staff Accountant Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.co.uk

9 February 2009

Dear Mr Volley

The Royal Bank of Scotland Group plc
Form 20-F for the fiscal year ended 31 December 2007
Form 6-K filed 4 November 2008
File No.  001-10306

Thank you for your letter dated 18 December 2008.  Our replies to your comments are set out below.

Form 20-F for the fiscal year ended 31 December 2007
Financial Statements
Note 10 Financial Instruments page 127

1.
We note your response to comment two from our September 25, 2008 letter.  Please tell us in detail how you considered the Group’s own credit risk when valuing derivative liabilities as of December 31, 2007 and during 2008.  If you did not consider the Group’s own credit risk, please tell us how you believe your valuation policies were consistent with the guidance in IAS 39.  We also refer to paragraph 80 of the IASB Expert Advisory Panel paper ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’ issued in October 2008.

The methodologies used by the Group to value its derivative liabilities at 31 December 2007 did not take into consideration the Group’s own credit risk.  Most of the Group’s derivative transactions are written under master netting agreements and subject to collateralisation and there was little evidence, at that time, that the Group’s credit spread was a significant factor in their pricing.

We will, however, be reflecting it in the valuation of the Group’s derivative liabilities at 31 December 2008 as it has become a more significant factor following the widening of the Group’s credit spreads in 2008.

Form 6-K filed November 4, 2008

You disclose that in accordance with the amendment to IAS 39, you reclassified certain loans and debt securities for which no active market existed in 2008 and which management intends to hold for the foreseeable future from held-for-trading to loans and receivables.

2.
Please tell us the specific paragraph in the amendment to IAS 39 on which you rely to reclassify the securities.  Please consider disclosing this information or disclosing if the transferred securities met the definition of loans and receivables in future filings.

The Group reclassified loans and debt securities from held-for-trading to loans and receivables on the basis of paragraph 50D of the October 2008 amendment to IAS 39.  In future filings, we will disclose the basis for the reclassifications.

3.
Please tell us in detail and revise to briefly disclose how you defined foreseeable future on the date of reclassification.  Additionally, please quantify the numeric time period used for evaluating the foreseeable future and discuss if it varied by asset type.

We did not establish bright line time periods for the foreseeable future at the time of reclassification.  At a minimum the Group intends to retain these assets for twelve months from the date of reclassification.

4.	Please tell us the specific facts and circumstances under which you believe you would exit or trade reclassified financial assets.

As noted in reply to point 3, the Group does not intend to exit or trade the reclassified assets in the next twelve months at a minimum.  The Group has no current plans to do so after that and no guidelines have been established defining the circumstances in which their disposal would take place.

5.
We note that to meet the definition of loans and receivables in IAS 39, the non-derivative assets must have fixed or determinable payments and must not be quoted in an active market.  Please tell us whether the reclassified financial assets have historically not been quoted in an active market as discussed in AG 71 of IAS 39 or simply meet this criterion in the current period given the status of the worldwide credit markets.  To the extent the latter is true, please tell us whether you plan to reclassify the financial assets out of loans and receivables once the market returns to normal and current pricing information exists.  If so, please tell us whether you would reclassify these financial assets and consider clarifying your disclosure.

The reclassified assets comprised loan assets (leveraged finance, corporate and other loans) and debt securities (including CDOs, CLOs, RMBS, CMBS and other asset-backed securities).  The majority of these assets have historically not been quoted in an active market.

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In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2007 20-F and Form 6-K filed 4 November 2008; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our response, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768.

Yours sincerely

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director

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